Arf 3/30/2004

SE 04018059 S E COMMISSION 0549

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SEC FILE NUMBER
8- 65174

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 2 2004 WASH. D.C. 158

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-03 (MM/DD/YY) AND ENDING 12-31-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HAMMERMAN & STRICKLAND SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3601 MADACA LANE
(No. and Street)

TAMPA (City) FL (State) 33618 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT J BOVA 813-870-3055
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERTJ BOVA PA
(Name — *if individual, state last, first, middle name*)

PO BOX 20526 (Address) TAMPA (City) FL (State) 33622 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 3 1 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, MICHAEL STRICKLAND, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HAMMERMAN & STRICKLAND SECURITIES, LLC, as of DECEMBER 31,2003, 19___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NANCY L. BOVA
MY COMMISSION # DD 137944
EXPIRES: July 31, 2006
1-800-3-NOTARY FL Notary Service & Bonding, Inc.

[signature]
Signature

PARTNER
Title

[signature]
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. SEE NET CAPITAL REPORT
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. SEE NOTES TO FINANCIAL STATEMENTS

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAMMERMAN & STRICKLAND SECURITIES, LLC

REPORT ON EXAMINATION OF ACCOUNTS

DECEMBER 31, 2003

ROBERT J. BOVA, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
P.O. Box 20526
Tampa, Florida 33622

To the Board of Directors
Hammerman & Strickland Securities, LLC
Tampa, Florida

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheet of Hammerman & Strickland Securities, LLC as of December 31, 2003, and the related statements of income and expense and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

This report is intended solely for the use of management, the U.S. Securities and Exchange Commission, the National Association of Security Dealers and certain State Securities and Exchange agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

In our opinion, subject to the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Hammerman & Strickland Securities, LLC at December 31, 2003, and the results of its operations for the year then ended in conformity with generally accepted accounting principles.

Robert J. Bova PA

February 20, 2004
Tampa, Florida

HAMMERMAN & STRICKLAND SECURITIES, LLC

BALANCE SHEET - DECEMBER 31, 2003

ALLOWABLE ASSETS:	
Cash	$39,253
LIABILITY:	
Accrued expense	$ 2,616
CAPITAL:	
Members' equity & net of withdrawals	36,637
Total	$39,253

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

HAMMERMAN & STRICKLAND SECURITIES, LLC

STATEMENT OF INCOME AND EXPENSE
FOR THE YEAR ENDED DECEMBER 31, 2003

OPERATIONAL REVENUE	$100,738
OPERATING EXPENSES:	
Office	1,135
Professional fees	5,483
Quarterly support fees	10,000
Regulatory fees	1,231
Total operating expenses	17,849
NET INCOME	$ 82,889

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

HAMMERMAN & STRICKLAND SECURITIES, LLC

MEMBERS' EQUITY FOR THE
PERIOD ENDED DECEMBER 31, 2003

CAPITAL CONTRIBUTIONS	$ 12,000
NET INCOME FOR 2003	82,889
LESS WITHDRAWALS	(62,000)
RETAINED EARNINGS - 2002	3,747
MEMBERS' EQUITY	$ 36,636

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

HAMMERMAN & STRICKLAND SECURITIES, LLC

NET CAPITAL - DECEMBER 31, 2003

OWNERSHIP EQUITY, NET CAPITAL	$36,637
There are no adjustments regarding non-allowable assets or for haircuts	
Minimum required net capital	5,000
EXCESS NET CAPITAL	$31,637

HAMMERMAN & STRICKLAND SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

1) BASIS OF ACCOUNTING

The Company's policy is to prepare financial statements on the basis of generally accepted accounting principles. This basis of accounting involves the application of accrual accounting; consequently revenues and gains are recognized when earned and losses are recognized when incurred. Financial statement items are recorded at historical costs and they therefor do not necessarily represent current values.

2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

All transactions are recorded on a trade date as prescribed by generally accepted accounting principles, the SEC and NASD.

3) REGULATORY MATTERS

There were no material inadequacies at December 31, 2003 in the Company accounting system, or in procedures regarding: computations, examinations, counts, verifications, comparisons and recordations, under Rule 17A-13(a), 15c3-3(c), 17a-13 and 15c3-3. Please note the internal control opinion letter included in this report.

4) CONTINGENCIES

There were no material contingent assets or liabilities brought to our attention during the course of our audit at December 31, 2003 or for the year then ended.